                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )*


                             CAVCO INDUSTRIES, INC.
                                (Name of Issuer)



                          Common Stock, $0.05 par value
                         (Title of Class of Securities)



                                   149 567 109
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO. 149 567 109                             PAGE    2    OF    9    PAGES
--------------------------------                  ------------------------------

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Alfred R. Ghelfi (###-##-####) and Janet M. Ghelfi (###-##-####),
      husband and wife
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
      (See Note 1)                                                      (b) [ ]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
    NUMBER OF       5      SOLE VOTING POWER
      SHARES               0 (See Note 1)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       6      SHARED VOTING POWER
       EACH                Alfred R. Ghelfi and Janet M. Ghelfi, together:
    REPORTING              1,830,729  (See Note 1)
      PERSON        ------------------------------------------------------------
       WITH         7      SOLE DISPOSITIVE POWER
                           180,729  (See Note 1)
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           Alfred R. Ghelfi and Janet M. Ghelfi, together:
                           1,650,000  (See Note 1)
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Alfred R. Ghelfi and Janet M. Ghelfi, together: 1,830,729 (See Note 1)
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      Not applicable.
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      52.07%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)   NAME OF ISSUER:

            Cavco Industries, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1001 North Central Avenue, Eighth Floor
            Phoenix, Arizona 85004

ITEM 2(a)   NAME OF PERSON FILING:

            Alfred R. Ghelfi and Janet M. Ghelfi, husband and wife

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1001 North Central Avenue, Eighth Floor
            Phoenix, Arizona 85004

ITEM 2(c)   CITIZENSHIP:

            United States

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.05 par value

ITEM 2(e)   CUSIP NUMBER:

            149 567 109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

            (a)   / /   Broker of Dealer registered under Section 15 of the Act

            (b)   / /   Bank as defined in Section 3(a)(6) of the Act

            (c)   / /   Insurance Company as defined in Section 3(a)(19) of the
                        Act

            (d)   / /   Investment Company registered under Section 8 of the
                        Investment Company Act

            (e)   / /   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

            (f)   / /   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F)

            (g)   / /   Parent Holding Company, in accordance with
                        Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

            (h)   / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.     OWNERSHIP.

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   AMOUNT BENEFICIALLY OWNED:

            1,830,729 shares (See Note 1)

      (b)   PERCENT OF CLASS:

            52.07%

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   sole power to vote or to direct the vote

                  0  (See Note 1)

            (ii)  shared power to vote or to direct the vote

                  1,830,729  (See Note 1)

            (iii) sole power to dispose or to direct the disposition of

                  180,729  (See Note 1)

            (iv)  shared power to dispose or to direct the disposition of

                  1,650,000  (See Note 1)

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            (See Note 1)

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            (See Note 1)

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             ----------------------------------
                                             Date


                                             ----------------------------------
                                             Al R. Ghelfi


                                             ----------------------------------
                                             Janet M. Ghelfi

Note 1:

      Al R. Ghelfi is the Chairman of the Board and a Director of the Issuer. As of June 29, 1994, Al R. Ghelfi and his spouse, Janet M. Ghelfi (as community property) owned 1,830,729* shares of Cavco Common Stock. On June 29, 1994, they transferred 1,650,000 of these shares to Janal Limited Partnership ("Janal"), an Arizona limited partnership controlled by Al Ghelfi and Janet Ghelfi. The sole general partners of Janal are the Alfred and Janet Ghelfi Trust, a trust created in Arizona on August 24, 1989, and The 1994 Alsons Trust, a trust created in Arizona on February 9, 1994 (collectively, the "Ghelfi Trusts"). The sole limited partners of Janal are the Ghelfi Trusts, Al Ghelfi, Janet Ghelfi and their descendants. The sole trustees of the Ghelfi Trusts are Al Ghelfi and Janet Ghelfi, and the sole beneficiaries of the Ghelfi Trusts are Al Ghelfi, Janet Ghelfi and their descendants. Accordingly, as of December 31, 1996, Al Ghelfi and Janet Ghelfi were the record and beneficial owners of 180,729 shares of Common Stock, representing 5.14% of the outstanding shares, and also share in the beneficial ownership of 1,650,000 shares of Common Stock held of record by Janal, representing 46.93% of the outstanding shares.

      * The actual number of shares as of June 29, 1994 was 1,220,486, which has been adjusted to reflect a 3 for 2 stock split on December 8, 1994.

      Although Al Ghelfi and Janet Ghelfi, as the sole trustees of the Ghelfi Trusts, have power and authority to direct the business of Janal and, accordingly, exercise power to vote and dispose of the 1,650,000 shares of Common Stock held by Janal, they are acting in a fiduciary capacity with respect to such shares and, therefore, may be deemed to share the power to vote and dispose of such 1,650,000 shares with Janal and the Ghelfi Trusts. Such 1,650,000 shares are further subject to a Voting Agreement entered into as of December 4, 1996, between Centex Real Estate Corporation ("CREC"), Al Ghelfi, Janet Ghelfi and Janal, the terms of which are described below (the "Voting Agreement"). Pursuant to Rule 13d-5(b)(1), the Voting Agreement caused Janal and the Ghelfi Trusts to acquire beneficial ownership of the 180,729 shares of Cavco Common Stock held by Al Ghelfi and Janet Ghelfi. Neither Janal nor the Ghelfi Trusts have or share any power to vote or dispose of the 180,729 shares held by Al Ghelfi and Janet Ghelfi, except for their mutual agreement under the Voting Agreement to vote their shares as provided therein.

      The shares beneficially owned by Janal and the Ghelfi Trusts, including the 1,650,000 shares owned of record by Janal and the 180,729 shares owned of record by Al Ghelfi and Janet Ghelfi, are the subject of an amended and restated statement on Schedule 13D dated December 11, 1996.

      On December 4, 1996, the following parties entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, CREC, MFH Holding Company, a Nevada corporation (the "Holding Company"), MFH Acquisition Company, an Arizona corporation and wholly-owned subsidiary of the Holding Company (the "Merger Subsidiary") and certain shareholders of the Issuer, Al Ghelfi, Janet Ghelfi and Janal (the "Shareholder Parties"). The Merger Agreement is subject to certain conditions, including the approval of the shareholders of the Issuer. If the transactions contemplated by the Merger Agreement are consummated, the Merger Subsidiary will merge with and into the Issuer (the "Merger"), the Shareholder Parties will contribute 783,441 shares of Cavco Common Stock to the Holding Company in exchange for Holding Company shares, and all other shares of Cavco Common Stock (other than shares held by dissenting shareholders, if any, who exercise dissenters' rights pursuant to Arizona law) will be converted into the right to receive $26.75 per share in cash (the "Merger Consideration"). In exchange for Holding Company shares, CREC will contribute cash to the Holding Company in an amount sufficient to pay the Merger Consideration and any amounts payable to dissenting shareholders. Each Merger Subsidiary share that is outstanding will be converted into the right to receive one share of common stock in the Issuer, as the surviving corporation, and the corporate existence of the Merger Subsidiary will cease.

      Upon consummation of the transactions contemplated by the Merger Agreement, the Issuer, as the surviving corporation, will be a wholly owned subsidiary of the Holding Company. CREC will hold approximately 78% of the common stock of the Holding Company, and the Shareholder Parties will hold the remaining approximately 22% of such common stock. CREC, the Holding Company and the Shareholder Parties have agreed to enter into a Shareholders' Agreement upon consummation of the Merger, pursuant to which all of their shares will be subject to certain transfer restrictions, and the shares held by the Shareholder Parties will be subject to certain put options (beginning in 2000) and certain call options (beginning in 2002) whereby CREC may acquire all of the Shareholder Parties' interest in the Holding Company on the terms and conditions set forth therein (the "Holding Company Shareholders' Agreement"). The Holding Company Shareholders' Agreement also provides for certain rights of the Shareholder Parties and CREC to designate directors, super-majority board approval requirements for significant actions and transactions, agreements relating to the payment of dividends, and certain rights of first negotiation and rights of first refusal in favor of the Shareholder Parties with respect to the sale or transfer of certain assets of Cavco and its subsidiaries. The descriptions set forth in this Schedule 13G of the Merger Agreement and the proposed Holding Company Shareholders' Agreement and the transactions contemplated thereby are qualified in their entirety by reference to the Issuer's Current Report on Form 8-K dated December 4, 1996, and filed with the Securities Exchange Commission (the "Commission") on December 16, 1996, as amended by the Issuer's Current Report on Form 8-K/A filed with the Commission on December 19, 1996 (the "Issuer's Form 8-K"), the Issuer's Preliminary Schedule 14A filed with the Commission on January 7, 1997 (the "Issuer's Schedule 14A"), the Rule 13E-3 Transaction Statement filed by the Issuer and the Shareholder Parties with the Commission on January 7, 1997 (the "Schedule 13E-3") and the Merger Agreement and the Holding Company Shareholder's Agreement, copies of which are attached as
Exhibit 2.1 to the Issuer's Form 8-K.

      Consummation of the transactions set forth in the Merger Agreement is conditioned, among other things, upon the Merger Agreement being approved and adopted by the holders of a majority of the shares of outstanding Cavco Common Stock. On December 4, 1996, the Shareholder Parties entered into the Voting Agreement with CREC, whereby the Shareholder Parties agreed to vote all 1,830,729 shares of Cavco Common Stock owned by them (representing approximately 52.07% of the total shares presently outstanding) in favor of the Merger Agreement and against any inconsistent transactions. In addition, the Shareholder Parties have agreed to restrict their ability to sell or transfer any such shares or to grant any proxies or to enter into any other voting arrangements with respect to such shares. The descriptions set forth in this
Schedule 13G of the terms of the Voting Agreement are qualified in their entirety by reference to the Issuer's Form 8-K, the Issuer's Schedule 14A, the
Schedule 13E-3 and the Voting Agreement, a copy of which is attached as Exhibit
99.1 to the Issuer's Form 8-K.

      Also on December 4, 1996, the Shareholder Parties entered into a Stock Purchase Agreement with CREC (the "Stock Purchase Agreement"), whereby the parties have agreed that in the event the Merger Agreement is terminated for certain reasons, the Shareholder Parties will sell to CREC, and CREC will purchase from the Shareholder Parties, an aggregate of 1,047,288 shares of Cavco Common Stock (representing approximately 29.79% of the total shares presently outstanding). If the transactions contemplated by the Stock Purchase Agreement are consummated, the Shareholder Parties and CREC have agreed to enter into a Shareholders' Agreement with regard to their shares of Cavco Common Stock (the "Cavco Shareholders' Agreement") and to use their best efforts to cause the Company to become a party thereto. The Cavco Shareholders' Agreement provides for certain transfer restrictions on the Cavco Common Stock held by CREC and the Shareholder Parties and provides that such shares will be subject to certain put options (beginning in 2000) and certain call options (beginning in 2002) whereby CREC may acquire all of the Shareholder Parties' Cavco Common Stock on the terms and conditions set forth therein. The Cavco Shareholders' Agreement also provides for certain agreements among the Shareholder Parties and CREC with respect to the election of directors, super-majority board approval requirements for significant actions and transactions and agreements relating to the payment of dividends. The descriptions set forth in this Schedule 13G of the terms of the Stock Purchase Agreement and the proposed Cavco Shareholders' Agreement are qualified in their entirety by reference to the Issuer's Form 8-K, the Issuer's
Schedule 14A, the Schedule 13E-3, and the Stock Purchase Agreement and the proposed Cavco Shareholders' Agreement, copies of which are attached as Exhibit
99.2 to the Issuer's Form 8-K.

      Al Ghelfi and Janet Ghelfi hereby expressly disclaim membership in a group within the meaning of Rule 13d1-(f) that includes CREC or its affiliates and expressly disclaim beneficial ownership of any shares of Cavco Common Stock that CREC or its affiliates may be deemed to beneficially own.